02035094

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2002

e-SIM LTD. (formerly EMULTEK LTD.)

5 Kiryat Mada Street, Har Hotzvim, Jerusalem 91450, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

e-SIM Ltd.

Date: May 1, 2002

By ______________________
Yaron Eldad, CFO

Tuesday April 30, 9:03 am Eastern Time

Press Release

SOURCE: e-SIM Ltd.

Yamagata Printing Co., Ltd. Enters Major Long-term Relationship With e-SIM Ltd.

Yamagata's Previous Successes Lead to Further Investment in Proven Solution

JERUSALEM--(BUSINESS WIRE)--April 30, 2002--e-SIM (NASDAQ:ESIM.OB - news), the leader in advanced simulation technology for product design, development, Web-based customer support and marketing for electronic products, announced today that Yamagata Printing Co., Ltd., one of the largest developers of product manuals in Japan, has signed a multi million dollar agreement to license e-SIM's technology for non-exclusive use in Japan and select regions in Asia.

Under the agreement, Yamagata will be able to increase its LiveManuals presence in the region, based on e-SIM's RapidPLUS Web Studio technology, and will also be able to resell RapidPLUS DOC and RapidPLUS CODE. This agreement extends a previous license to develop LiveManuals for Japanese customers and resell the technology in select geographical areas. Yamagata and e-SIM also intend to expand their technical collaboration for the development of additional, new LiveManuals features which will be introduced in the region.

Yamagata and Page Factory, a division of Yamagata and the largest developer of printed product manuals in Japan, have been using e-SIM's Java Technology to create LiveManuals - interactive, narrated simulations of electronic products' features - for client companies since December 2000, twice upgrading their involvement and commitment. Yamagata and e-SIM will now invest significant efforts in developing these LiveManuals and RapidPLUS markets.

"LiveManuals has proven to be a valuable solution for our customers. We have created many LiveManuals for our customers. We are pleased to significantly extend our relationship with e-SIM, and build on our previous successes." Said Shinichiro Sakamoto, Executive Managing Director of Yamagata. "RapidPLUS Web Studio is an excellent tool for expanding on our traditional expertise and offering. We believe that this agreement marks a significant step towards allowing us to develop LiveManuals as the de-facto standard for electronic product manuals, presentation, marketing and training in Japan."

"This major agreement is a an important milestone in market acceptance of our LiveManuals solution." Said Ken Dixon, President of e-SIM Ltd. "Yamagata, a third time customer, has consistenly expanded their relationship with us, confirming their confidence in the value of the LiveManuals solution. We believe that LiveManuals business in the Far East, the center of many world-leading electronics manufacturers, represents a significant opportunity for our technology. We look forward to working with Yamagata, as in the past, to develop the Asian market."

About e-SIM

Founded in 1990, e-SIM Ltd. (http://www.e-sim.com/) is the leading provider of advanced simulation technology for product development, Web-based customer support and marketing. e-SIM's simulation technologies build off its RapidPLUS line of software products that enable product designers and engineers to expedite the concept-to-market life cycle by easily creating simulated computer prototypes that are fully functional, interactive and behaviorally identical to the manufactured products and systems. e-SIM's proprietary technology enables the creation and distribution of electronic LiveManuals, "virtual products" that look and behave like real products, over the Internet or intranet. e-SIM's customer support Web service, LiveManuals (http://www.livemanuals.com), featuring its proprietary product simulations from multiple manufacturers, interactive user manuals, personal product folios for easy reference, comprehensive manufacturer support information and extended warranties.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, significant fluctuations and unpredictability of operating results, risks in product and technology development and rapid technological change, dependence on a single product line, extent of demand for the Company's product, impact of competitive products and pricing, market acceptance, lengthy sales cycle, changing economic conditions, risks of joint development projects, dependence on key personnel, difficulties in managing growth, risks relating to sales and distribution, risks associated with international sales, risks of product defects, dependence on company proprietary technology. For a more detailed discussion of these and other risk factors, see the Company's Form 20-F as filed with the United States Securities and Exchange Commission.

Contact:

e-SIM Ltd.
Media Contact:
Shaindy Babad, +1-888-742-9364
shaindy@e-sim.com
Investor Contact:
Yaron Eldad, +972-2-587-0770
yaron@e-sim.co.il